LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

05013526

10 December 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad ("LICB") under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 9 December 2005, Re: Full redemption of the remaining 30,520,400 redeemable preference shares in Likom Computer System Sdn Bhd held by LICB; and

2) General Announcement dated 9 December 2005, Re: Extension of time to comply with the public shareholding spread pursuant to paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

12/30

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 09/12/2005 05:12:53 PM
Reference No LI-051209-29DB3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

FULL REDEMPTION OF THE REMAINING 30,520,400 REDEEMABLE PREFERENCE SHARES IN LIKOM COMPUTER SYSTEM SDN BHD HELD BY LICB

* **Contents :-**

We refer to the announcement dated 24 June 2005 wherein the Board of Directors of LICB announced the extension of the redemption date for the remaining 30,520,400 redeemable preference shares of RM0.01 each ("Remaining RPS") at a premium of RM0.99 per share in Likom Computer System Sdn Bhd ("LCS") held by LICB from 28 June 2005 up to 28 December 2005.

The Board of Directors of LICB wishes to announce that LCS had on 8 December 2005 fully redeemed the Remaining RPS of RM30.52 million and paid the interest accrued of RM12.12 million.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

09 DEC 2005

General Announcement
Reference No O&-051209-59572

Submitting Merchant Bank	:	K & N KENANGA BHD
Company Name	:	LION INDUSTRIES CORPORATION BERHAD
Stock Name	:	LIONIND
Date Announced	:	09/12/2005

K & N KENANGA BHD (15678-H)
CORPORATE FINANCE
17TH FLOOR, SUITE 17.06
KENANGA INTERNATIONAL
JALAN SULTAN ISMAIL, 50250 KUALA LUMPUR
TEL: 03-2164 6689 FAX: 03-2164 6690

Type : **Announcement**
Subject : **LION INDUSTRIES CORPORATION BERHAD ("LICB" or the "Company")**

Extension of time to comply with the public shareholding spread pursuant to paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Public Spread Requirement")

Contents :

We refer to the Company's announcements dated 31 January 2005 and 2 November 2005 in respect of the Public Spread Requirement (**"Announcements"**).

We, K&N Kenanga Bhd, wish to announce on behalf of the Company that the Securities Commission (**"SC"**) had, vide its letter dated 5 December 2005, which was received on 8 December 2005, rejected LICB's application to the SC for a further extension of time for three (3) months from 31 October 2005 to 31 January 2006 to comply with the Public Spread Requirement as mentioned in the Announcements.

However, the SC has given LICB up to 31 December 2005 to comply with the Public Spread Requirement, to be consistent with the decision by Bursa Malaysia Securities Berhad on Lion Forest Industries Berhad's application for the extension of time.

This announcement is dated 9 December 2005.